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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                             (Amendment No. ____)*



                      American Business Information, Inc.
________________________________________________________________________________
                               (Name of Issuer)


                   Common Stock, par value $0.0025 per share
________________________________________________________________________________
                         (Title of Class of Securities)


                                   04276F107
        _______________________________________________________________
                                (CUSIP Number)

   Paul A. Goldner, 1600 Parker Avenue, Apt. 26G, Fort Lee, New Jersey 07024
                                 201-476-2400
________________________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                               February 14, 1997
        _______________________________________________________________
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 04276F107                                      PAGE 1 OF 2 PAGES
-----------------------                                  ---------------------

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      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Paul A. Goldner
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
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      SEC USE ONLY
 3

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      SOURCE OF FUNDS*
 4 The shares of Issuer acquired by Paul A. Goldner were in partial consideration for his shares of stock of DBA Holdings, Inc. DBA Holdings Inc., Issuer, Paul A. Goldner and the other shareholders of DBA Holdings, Inc.'s stock entered into an Agreement and Plan of Reorganization whereby DBA Holdings, Inc. was merged with and into a wholly-owned subsidiary of Issuer and in return received shares of Issuer's common stock and cash. Mr. Goldner owned 6,506.7 shares of DBA Holdings, Inc. common stock which represented 65.067% of the issue of the outstanding shares of DBA Holdings, Inc.'s common stock.

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6    (a)  Paul A. Goldner

      (b)  1600 Parker Avenue
           Apt. 26G
           Fort Lee, New Jersey 07024

      (c) Chief Executive Officer of info USA, Inc., a wholly-owned subsidiary of Issuer.
           100 Paragon Drive
           Montvale, New Jersey 07645

      (d) Mr. Goldner has not been convicted in a criminal proceeding within the last five years.

      (e) Mr. Goldner has not been a party to a civil proceeding during the past five years involving Federal or State securities laws.

      (f)  Mr. Goldner is a United States citizen.

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            1,418,953 shares

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          218,074 shares
     OWNED BY One of the shareholders of DBA Holdings, Inc. was the Database America Companies Retirement Trust. Mr. Goldner is a co-trustee of that trust. Accordingly, under the Agreement and Plan of Reorganization referred to above the Database America Companies Retirement Trust acquired 218,074 shares of common stock of Issuer. As a co-trustee, Mr. Goldner has shared voting power regarding these shares.
                   -----------------------------------------------------------

       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             1,418,953 shares

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          218,074 shares
                          See number 8 above.
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      1,418,953 shares

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      approximately 5.8%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.